SECURI 06005430 ON

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-41256

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PIONEER FUNDS DISTRIBUTOR, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 State Street
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

99 High Street (Address) Boston (City) MA (State) 02109 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregg M. Dooling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pioneer Funds Distributor, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Corporate Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Auditor's report on the study and evaluation of internal controls.

X (p) Exemptive provision under Rule 15c3-3.

KPMG

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800
Internet www.us.kpmg.com

Independent Auditors' Report

The Board of Directors
Pioneer Funds Distributor, Inc.:

We have audited the accompanying statement of financial condition of Pioneer Funds Distributor, Inc. (the Company) as of December 31, 2005, and the related statements of operations, changes in stockholder's equity and comprehensive income, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Funds Distributor, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 22, 2006

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Statement of Financial Condition

December 31, 2005

(Dollars in thousands)

Assets		
Cash and cash equivalents (note 2)	$	53,427
Investments in marketable securities, at market value (cost, $14,902) (note 2)		16,180
Receivables:		
From securities brokers and dealers for sales of mutual fund shares		30,955
From the Pioneer Family of Mutual Funds		202
Due from affiliates (note 6)		8,695
Other		209
Dealer advances (net of accumulated amortization of $2,801) (note 7)		2,473
Prepaid service fees (net of accumulated amortization of $1,437) (note 7)		1,053
Other assets		270
Total assets	$	113,464
Liabilities and Stockholder's Equity		
Payable to the Pioneer Family of Mutual Funds for fund shares sold	$	30,955
Accrued expenses and accounts payable		4,502
Due to affiliates (note 6)		9,206
Distribution and service fees due to brokers and dealers		19,568
Deferred income taxes (note 4)		742
Total liabilities		64,973
Stockholder's equity:		
Common stock, $0.10 par value. Authorized 100,000 shares; issued and outstanding 510 shares		—
Paid-in capital		229,088
Accumulated deficit		(180,597)
Total stockholder's equity		48,491
Total liabilities and stockholder's equity	$	113,464

See accompanying notes to financial statements.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer Investment Management, Inc.)

Statement of Operations

Year ended December 31, 2005

(Dollars in thousands)

Related party revenues (note 6):		
Class B share rights revenue	$	8,778
Other		21,742
Revenues and other income (note 2):		
Distribution revenues		7,509
Commissions:		
Mutual funds		5,557
Variable annuities		956
Other income		2,296
Total revenues and other income		46,838
Related party expenses (note 6):		
Cost of Class B share rights		7,895
Other		5,514
Distribution and administrative expenses:		
Sales and marketing		9,626
Salaries and related benefits		11,779
Depreciation and amortization		9,492
Unrealized and realized losses on marketable securities, net		34
Other		708
Total distribution and administrative expenses		45,048
Income before provision for income taxes		1,790
Provision for income taxes (note 4)		(778)
Net income	$	1,012

See accompanying notes to financial statements.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Statement of Changes in Stockholder's Equity and Comprehensive Income

Year ended December 31, 2005

(Dollars in thousands)

	Common stock					
	Number of shares	Amount	Paid-in capital	Accumulated deficit	Total stockholder's equity	Comprehensive income
December 31, 2004	510	$ —	229,088	(181,609)	47,479	
Net income				1,012	1,012	$ 1,012
Comprehensive income						$ 1,012
December 31, 2005	510	$ —	229,088	(180,597)	48,491	

See accompanying notes to financial statements.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Statement of Cash Flows

Year ended December 31, 2005

(Dollars in thousands)

Cash flows from operating activities:	
Net income	$ 1,012
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income taxes	(386)
Depreciation and amortization	9,492
Unrealized and realized (gains) losses on marketable securities, net	34
Changes in operating assets and liabilities:	
Increase in receivable from securities brokers and dealers for sales of mutual fund shares	(937)
Decrease in receivable from the Pioneer Family of Mutual Funds	8,284
Increase in due from affiliates	(2,094)
Increase in other receivables	(120)
Increase in dealer advances, net	(5,890)
Increase in prepaid service fees, net	(2,490)
Increase in payable to the Pioneer Family of Mutual Funds for fund shares sold	937
Increase in accrued expenses and accounts payable	295
Increase in due to affiliates	6,840
Increase in distribution and service fees due to brokers and dealers	1,458
Total adjustments	15,423
Net cash provided by operating activities	16,435
Cash flows from investing activities:	
Investments in marketable securities	(5,782)
Net cash used in investing activities	(5,782)
Net increase in cash and cash equivalents	10,653
Cash and cash equivalents, beginning of year	42,774
Cash and cash equivalents, end of year	$ 53,427

See accompanying notes to financial statements.

(1) Nature of Operations and Organization

(a) Nature of Operations

Pioneer Funds Distributor, Inc. (the Company), a Massachusetts corporation, serves as the principal underwriter and distributor of shares of the Pioneer Family of Mutual Funds (the Pioneer Funds), utilizing a large network of independent broker-dealers. In addition, the Company serves as the exclusive distributor of the Pioneer Variable Contracts Trust. The Company is a registered broker-dealer with the National Association of Securities Dealers and the Securities and Exchange Commission.

(b) Organization

The Company is a wholly owned subsidiary of Pioneer Investment Management, Inc. (PIM). PIM is a wholly owned subsidiary of Pioneer Investment Management USA Inc. (PIM USA), which is a wholly owned subsidiary of Pioneer Global Asset Management S.p.A. (PGAM). PGAM is a global asset management holding company and is a wholly owned subsidiary of UniCredito Italiano S.p.A.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of management estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Recognition of Revenue and Expenses

Distribution revenues include distribution fees earned based on an annual rate of 0.75% of net assets of Class B and Class C shares of the Pioneer Funds (0.50% per annum for Class R shares) and the gains on sales of Class B share rights sold pursuant to the Class B share rights program (see notes 6 and 7). In addition, a service fee at an annual rate of 0.25% is collected by the Company as reimbursement from the Pioneer Funds for service fees prepaid to brokers and dealers in the initial year that an account is established. In subsequent years, these distribution and service fees are collected by the Company and remitted to third-party brokers and dealers as compensation pursuant to the underlying funds' distribution plans. Commissions consist of underwriting commissions and commissions as dealer earned from the distribution of Class A Pioneer Funds' shares and are recorded as income on the trade (execution) date. Variable annuity commissions are earned on the distribution of variable annuity contracts. Other income primarily consists of interest and dividend income. Related party revenue primarily consists of Class B share rights revenue as well as income earned from other PGAM affiliates (see note 6). Operating expenses are recorded on the accrual basis.

(Dollars in thousands)

(c) ***Cash and Cash Equivalents***

The Company considers cash equivalents as liquid investments with original maturities of fewer than 90 days. Cash and cash equivalents at December 31, 2005 consist of cash of $45,000 segregated in accordance with NASD regulations and amounts invested in commercial paper.

(d) ***Investments in Marketable Securities***

Investments in marketable securities represent investments in the Pioneer Funds for which the Company acts as the distributor and are valued at the last reported net asset value. These investments are accounted for at market value and net asset value. Net realized and unrealized gains and losses are reported as such in the accompanying statement of operations.

(e) ***Valuation of Financial Instruments***

The Company considers liquidity and readily available market quotations when estimating the fair value of financial instruments. The carrying amount of the Company's financial instruments, as stated in the accompanying statement of financial condition, approximates fair value.

(f) ***Comprehensive Income***

Comprehensive income, as defined, includes all changes in equity during a period from nonowner sources.

(g) ***Concentrations of Credit Risk***

The Company is primarily engaged in the selling of shares of the Pioneer Funds. In the event counterparties do not fulfill their obligations to the Company, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(3) Net Capital and Reserve Requirements

As a distributor and underwriter, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined under Rule 15c3-1. Net capital may fluctuate on a daily basis. The Company uses the Alternative Standard as its method of net capital computation. The Company's net capital, as computed under Rule 15c3-1, was $32,613 at December 31, 2005, which exceeded required net capital of $250 by $32,363.

The Company is exempt from the reserve requirements of Rule 15c3-3 since its broker-dealer transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies and variable annuities. The Company promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

(Continued)

(Dollars in thousands)

(4) Income Taxes

PIM USA files a consolidated federal income tax return with its direct and indirect domestic subsidiaries, including the Company. Consolidated income tax provisions (benefits) are allocated among the companies based on the income tax expenses (benefits) that would have been recognized had separate returns been filed for each entity or when subsidiary losses are utilized in consolidation.

Income tax expense consisted of the following:

Current:		
Federal	$	975
State		189
		1,164
Deferred:		
Federal		(366)
State		(20)
		(386)
Total tax expense	$	778

The provision for income taxes, as stated as a percentage of income before income taxes, consists of the following:

Federal statutory rate	35.00%
Increases in tax rate resulting from:	
State tax, net of Federal benefit	5.92
Other	1.00
Effective tax rate	41.92%

(Continued)

(Dollars in thousands)

The components of deferred income taxes recorded in the accompanying statement of financial condition are comprised of deferred tax liabilities of approximately $742. The approximate income tax effect of each type of temporary difference is as follows:

Deferred income tax asset:		
Compensation related	$	136
Depreciation		565
Gross deferred income tax assets		701
Deferred income tax libilities:		
Net unrealized gains on marketable securities		(570)
Dealer advances		(873)
Gross deferred income tax liabilities		(1,443)
Deferred income tax liabilities, net	$	(742)

Based on the Company's historical and current pretax earnings, management believes it is more likely that not that the Company will realize the deferred income tax asset existing at December 31, 2005. Management believes that existing net deductible temporary differences which give rise to the deferred tax asset will reverse during periods in which the Company generates net taxable income. In addition, gross deductible temporary differences are expected to reverse in periods during which offsetting gross taxable temporary differences are expected to reverse.

(5) Benefit Plans

PIM USA and its subsidiaries have two defined contribution benefit plans for eligible employees: a retirement benefit plan and a savings and investment plan (the Benefit Plans) qualified under Section 401 of the Internal Revenue Code. PIM USA makes contributions to a trustee, on behalf of eligible employees, to fund both Benefit Plans.

Both of the Benefit Plans cover all full-time employees who have met certain age and length-of-service requirements. PIM USA contributes to the retirement benefit plan an amount that would purchase a certain targeted monthly pension benefit at the participant's normal retirement date. Participants in the savings and investment plan may voluntarily contribute up to 50% of their compensation, and PIM USA will match this contribution up to 2%. The Company's allocated expenses under the Benefit Plans amounted to approximately $681 for the year ended December 31, 2005.

(Continued)

(Dollars in thousands)

In addition, certain senior executives of the Company participate in PGAM's Long-Term Incentive Plan (LTIP). These employees are granted options in PGAM stock at the then fair value of the underlying stock, generally exercisable within three years. The LTIP is designed as a noncompensatory stock option plan; therefore, the Company has not recorded any expense in connection with this program. During the year ended December 31, 2005, certain participants exercised their options.

(6) Related-Party Transactions

The Company has a financing arrangement with PIM, whereby PIM agrees to purchase on an ongoing monthly basis, at a premium and without recourse, the rights to receive future distribution fees and deferred sales charges on Class B shares of the Pioneer Funds issued after January 1, 2002. For the year ended December 31, 2005, the Company recognized revenue totaling $8,778 associated with such sales. The related cost associated with the underlying Class B share sales activity of the Pioneer Funds for the year ended December 31, 2005 totaled $7,895.

The Company has a service agreement with PIM to provide for the payment of certain of the Company's overhead expenses. Additionally, PIM provides management, marketing support, systems, software, and other administrative services to the Company. In connection with a separate service agreement, the Company charges PIM a fee to provide certain marketing and promotional services. For the year ended December 31, 2005, the Company allocated $18,855 to PIM.

The Company has an expense sharing agreement with PIM USA in which the Company is allocated a pro rata portion of certain general and administration expenses incurred by PIM USA. These expenses include professional fees, space expenses, and other general operating expenses. For the year ended December 31, 2005, the Company was allocated $5,461.

Other related party revenue of $2,887 includes amounts the Company earned from other PGAM affiliates for marketing, salaries, and operating expenses incurred on their behalf. Included in related-party expenses of $53 are payments made to affiliates for operating expenses incurred on the Company's behalf.

All transactions with PIM, PGAM, and other affiliates are charged or credited through intercompany accounts and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties.

(7) Dealer Advances and Prepaid Service Fees

Certain of the Pioneer Funds maintain a multi-class share structure whereby the participating funds offer traditional front-end load shares (Class A shares), back-end load shares (Class B and Class C shares) and no load shares (Class I, Class R and Class Y shares). Class B shares do not require the investor to pay any sales charge unless there is a redemption within five years. Class C shares may require the investor to pay a contingent deferred sales charge (CDSC) if there is a redemption within one year. However, the Company pays upfront sales commissions (dealer advances) to broker dealers of up to 4% of the sales transaction amount on Class B shares and 1% on Class C shares. The participating Pioneer Funds pay the Company distribution and service fees based on their net assets invested in Class B, Class C, and Class R shares, subject to annual renewal by the participating Pioneer Funds' board of trustees. The distribution fee is 0.75% per annum for Class B and Class C shares, and 0.50% per annum for Class R shares. A service fee of 0.25% per annum is paid to the Company for Class B and Class C shares, and in the case of Class R shares, a service fee of up to 0.25% per annum may be charged. In addition, the Company is paid a CDSC on Class B and Class C shares redeemed within the minimum holding period. The CDSC is paid based on the lower of original cost or current market value at declining rates ranging starting at 4% on the Class B shares and 1% for Class C shares.

The Company has an agreement with PIM to sell, at a premium, its rights to receive future distribution fees and deferred sales charges from sales of Class B shares of the Pioneer Funds (see note 6).

The Company capitalizes and amortizes Class C dealer advances for financial statement purposes over a 12-month period. The Company deducts the dealer advances in full for tax purposes in the year such advances are paid. Distribution fees received by the Company from participating funds are recorded in income as earned. CDSCs received by the Company from redeeming shareholders are recognized as revenue. Prepaid service fees are capitalized and amortized for financial statement purposes over a 12-month period.

PIONEER FUNDS DISTRIBUTOR, INC.

(A Wholly Owned Subsidiary of Pioneer Investment Management, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2005

(Dollars in thousands)

Computation of net capital:		
Stockholder's equity	$	48,491
Deduct nonallowable assets:		
Receivables		411
Due from affiliates		8,695
Prepaid service fees and dealer advances		3,526
Other assets		401
Haircuts on securities and outstanding wire trades		3,718
Add deferred income taxes, associated with dealer advances		873
Net capital	$	32,613
Computation of basic net capital requirement:		
Minimum net capital required (greater of $250 or 2% of aggregate debits)	$	250
Net capital in excess of requirement		32,363
Reconciliation with Company's computation (included in Part II A of Form X-17A-5 as of December 31, 2005)		
Net capital, as reported in Company's Part II A (unaudited) Focus Report		32,672
Decrease in investments in marketable securities		(66)
Increase in deferred income tax liability		7
Net capital, as adjusted	$	32,613

See accompanying independent auditors' report.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Computation for Determination of Reserve Requirements for
Broker-Dealers Under Rule 15c3-3 of the
Securities Exchange Act of 1934

Pioneer Funds Distributor, Inc. is exempt from the reserve requirements of Rule 15c3-3, as its transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies. The Company promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers; accordingly, the computations for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable. In the opinion of management, the Company has complied with the exemptive provisions of Rule 15c3-3 throughout the year ended December 31, 2005.

See accompanying independent auditors' report.

KPMG

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800
Internet www.us.kpmg.com

Supplemental Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5

The Board of Directors
Pioneer Funds Distributor, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Pioneer Funds Distributor, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

(Continued)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Boston, Massachusetts
February 22, 2006